SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to

13D-1(A) and amendments thereto filed pursuant to 13D-2(A)

(Amendment No. 1)*

Globecomm Systems Inc.

 (Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

37956X103

 (CUSIP Number)

Jonathan Brooks

Smithwood Advisers, L.P.

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA 90067

(310) 286-2929

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 37956X103		Page 2 of 8 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.4%
14.	Type of Reporting Person (see instructions) PN

13D
CUSIP No. 37956X103		Page 3 of 8 Pages

1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.4%
14.	Type of Reporting Person (see instructions) OO

13D
CUSIP No. 37956X103		Page 4 of 8 Pages

1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.4%
14.	Type of Reporting Person (see instructions) PN

13D
CUSIP No. 37956X103		Page 5 of 8 Pages

1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.4%
14.	Type of Reporting Person (see instructions) OO

13D
CUSIP No. 37956X103		Page 6 of 8 Pages

1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.4%
14.	Type of Reporting Person (see instructions) IN

13D
CUSIP No. 37956X103		Page 7 of 8 Pages

The Schedule 13D filed by each of JMB Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (the “Master Fund”); Smithwood Partners, LLC, a California limited liability company (“Partners”), which is the General Partner of the Master Fund; Smithwood Advisers, L.P., a California limited partnership (“Advisers”), which is the Investment Adviser of the Master Fund; Smithwood General Partner, LLC, a California limited liability company (“Smithwood GP”), which is the General Partner of Advisers; and Jonathan Brooks (“Brooks”), a United States citizen, who is the Managing Member of Partners and the controlling owner and Managing Member of Smithwood GP. (The Master Fund, Partners, Advisers, Smithwood GP and Brooks are hereinafter collectively referred to as, the “Reporting Persons.”) on October 25, 2012 (the "Original Schedule 13D"), relating to the shares of common stock, par value $0.001 per share of Globecomm Systems Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1").

Except as specifically provided herein, Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.            Source and Amount of Funds and Other Considerations.

The Master Fund purchased an additional 100,000 shares of Common Stock of the Company (the “Shares”) in broker facilitated transactions. The aggregate purchase price for the Shares was $1,070,000 (exclusive of brokerage commission). All Shares were purchased with the Master Fund’s working capital.

Item 4.            Purpose of the Transaction.

Item 4 is amended by adding the following sentence at the end of the first paragraph thereof:

On January 3, 2013, Advisers sent a letter to the Board of Directors of the Company (i) highlighting the fact that the margins of approval for the election of outside directors and for Proposal 2 during the Company’s most recent Annual Meeting were extremely narrow and that, save for one, all such nominees had more shares withheld than shares voted for at the Company’s most recent Annual Meeting; and (ii) strongly urging the Board of Directors to consider options to maximize shareholder value, including reengaging an investment banker to pursue a sale of the Company.

Item 5.            Interest in Securities of the Issuer.

(a)      As of the date hereof, the Master Fund is the owner of 1,500,000 shares of Common Stock. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by the Master Fund. Based on (i) 23,276,451 shares of Common Stock of the Company currently outstanding as of November 6, 2012 as reported in the Company’s most recent quarterly report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 9, 2012, the Reporting Persons are currently the beneficial owner of 6.4% of the outstanding Common Stock.

13D
CUSIP No. 37956X103		Page 8 of 8 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2013

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

By:	/s/Jonathan Brooks
Jonathan Brooks

Attention:         Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)